CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                January 8, 2015


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
Christine Fettig
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:          First Trust Exchange-Traded Fund (the "Trust")
                         File Nos. 811-21775 and 333-125751
             ---------------------------------------------------------

Dear Mss. Rossotto and Fettig:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on January 7, 2015 (the "Registration Statement"). The Registration Statement relates to the First Trust Total US Market AlphaDEX ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - FINANCIAL STATEMENTS

      Considering that the financial statements that are incorporated by reference are dated December 31, 2013, and Regulation S-X, 17 CFR 210.3-18(b) requires the filing of an additional balance sheet or statement of assets and liabilities as of an interim date within 245 days of the date of filing, incorporate by reference the unaudited financial statements included in the Fund's Semi-Annual Report for the fiscal period ended June 30, 2014.

RESPONSE TO COMMENT 1

      In accordance with this comment, the unaudited financial statements included in the Fund's Semi-Annual Report for the fiscal period ended June 30, 2014 have been incorporated by reference to the Registration Statement.

Karen Rossotto
January 8, 2015
Page 2



COMMENT 2 - FINANCIAL HIGHLIGHTS

      In the Financial Highlights section of the prospectus, include the stub period for the six months ended June 30, 2014.

RESPONSE TO COMMENT 2

      In accordance with this comment, the stub period for the six months ended June 30, 2014 has been included in the Financial Highlights section of the prospectus.

COMMENT 3 - SERIES AND CLASS IDENTIFIERS

      Change the series and class identifiers to reference the Fund on EDGAR when filing an amendment to the Registration Statement.

RESPONSE TO COMMENT 3

      The changes to the series and class identifiers have been made on the EDGAR system.

COMMENT 4 - FEES AND EXPENSES OF THE FUND

      In the current effective registration statement for the Fund, the Other Expenses line item was 1.59%, while the Other Expenses line item in the Registration Statement was 1.09%. If the Fund's expenses have been restated, provide a footnote with the appropriate disclosure regarding such restatement.

RESPONSE TO COMMENT 4

      The disclosure in the prospectus has been revised in accordance with this comment.

COMMENT 5 - ANNUAL TOTAL RETURN

      The Fund's annual total return provided in the Registration Statement is dated December 31, 2013. Form N-1A, Item 4, requires a bar chart and table to illustrate the annual calendar year returns of the Fund and considering that the most recent calendar year is December 31, 2014, provide the Fund's annual total return dated December 31, 2014 in the Registration Statement.

Karen Rossotto
January 8, 2015
Page 3



RESPONSE TO COMMENT 5

      The Fund made the decision to provide the annual total return dated December 31, 2013 because the Fund's fiscal year end is December 31, 2014 and due to the relatively short time period that has lapsed since that the Fund's fiscal year end, the audit of the Fund's financial statements is not yet complete.


                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                           Sincerely yours,

                                           CHAPMAN AND CUTLER LLP



                                           By: /s/ Morrison C. Warren
                                               --------------------------------
                                                   Morrison C. Warren